Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESOLUTIONS PASSED AT THE FIRST EXTRAORDINARY GENERAL MEETING OF 2020

APPOINTMENT OF DIRECTORS

APPOINTMENT OF CHAIRMAN AND VICE CHAIRMAN

AND

CHANGE OF MEMBERS OF THE BOARD COMMITTEES

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that the Company’s first extraordinary general meeting of 2020 (the “EGM”) was held in Beijing at 10 a.m. on 25 March 2020 and the resolutions set out below were duly passed.

The Board also wishes to notify the shareholders of the Company (the “Shareholders”) of details relating to the appointment of Directors, appointment of chairman and vice chairman of the Company and change of members of the Board committees of the Company (“Board Committees”).

Resolutions Passed at the First Extraordinary General Meeting of 2020

We refer to the revised notice of the EGM dated 10 March 2020 (the “Notice”) and the circular of the Company dated 7 February 2020 and the supplemental circular of the Company dated 10 March 2020 in relation to the EGM (collectively, the “Circulars”), respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circulars.

The Board is pleased to announce that the EGM was held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC at 10 a.m. on 25 March 2020.

The meeting was convened by the Board, and was chaired by Liu Yuezhen, a Director. Some of the Company’s Directors and Supervisors, as well as secretary to the Board, attended the EGM.

The EGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the EGM, the following ordinary resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

Ordinary Resolutions		Number of votes cast	Percentage(%)

1.	To consider and approve the election of the following persons nominated as directors of the Company: (Cumulative Voting):

	(1) Mr. Dai Houliang as a director of the Company;	155,064,200,064	99.997818

	(2) Mr. Lv Bo as a director of the Company;	155,071,126,302	100.002284

	(3) Mr. Li Fanrong as a director of the Company.	154,647,622,041	99.729175

As the above resolutions were passed by a simple majority, these resolutions were duly passed as ordinary resolutions.

As at the date of the EGM:

(1)

The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out above at the EGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the EGM is as follows:

Number of Shareholders or proxies who attended and voted at the EGM	60

Total number of voting shares of the Company held by such attending Shareholders or proxies	155,067,584,324

of which: A Shares H Shares	146,976,238,171 8,091,346,153

Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company (%)	84.726673

of which: A Shares (%) H Shares (%)	80.305679 4.420994

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM.

(4)

The poll results were subject to scrutiny by Wei Fang and Fan Kun, representatives of holders of A Shares, Lu Yaozhong, Supervisor of the Company, Gao Yimin of King & Wood Mallesons and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer for the vote-counting.

Appointment of Directors

The Board is pleased to announce that according to the poll results of the EGM, Mr. Dai Houliang, Mr. Li Fanrong and Mr. Lv Bo were elected as the Directors, effective immediately. Please refer to the Circulars for resumes of the Directors above.

Appointment of Chairman and Vice Chairman

The Board is pleased to announce that Mr. Dai Houliang was elected as chairman of the Company, and Mr. Li Fanrong was elected as vice chairman of the Company, both with immediate effect.

Change of Members of the Board Committees

The Board is pleased to announce that, in consideration of the role and expertise of the Directors, the members of the Board Committees have been adjusted as follows:

Nomination Committee: Mr. Dai Houliang as chairman, Mr. Lin Boqiang, Mr. Zhang Biyi as members;

Investment and Development Committee: Mr. Li Fanrong as chairman, Mr. Duan Liangwei and Mr. Simon Henry as members;

Examination and Remuneration Committee: Ms. Elsie Leung Oi-sie as chairman, Mr. Liu Yuezhen and Mr. Tokuchi Tatsuhito as members; and

Health, Safety and Environment Committee: Mr. Duan Liangwei as chairman, Mr. Lv Bo and Mr. Jiao Fangzheng as members.

The chairman and members of other Board Committee remained unchanged.

By order of the Board

PetroChina Company Limited

Secretary to the Board

Wu Enlai

Beijing, China

25 March 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.

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